SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

CareDx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14167L103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 9

CUSIP NO. 14167L103	13 G	Page 2 of 9

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers X-A, L.P. (“KPCB X-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
777,601 shares (of which 46,910 shares are issuable upon exercise of warrants), except that KPCB X Associates, LLC (“KPCB X Associates”), the general partner of KPCB X-A, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
777,601 shares (of which 46,910 shares are issuable upon exercise of warrants), except that KPCB X Associates, the general partner of KPCB X-A, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,601
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 14167L103	13 G	Page 3 of 9

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers X-B, L.P. (“KPCB X-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,807 shares (of which 1,323 shares are issuable upon exercise of warrants), except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,807 shares (of which 1,323 shares are issuable upon exercise of warrants), except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 14167L103	13 G	Page 4 of 9

1	NAME OF REPORTING PERSONS KPCB X Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
799,408 shares, of which 777,601 are directly owned by KPCB X-A (of which 46,910 shares are issuable upon exercise of warrants) and 21,807 are directly owned by KPCB X-B (of which 1,323 shares are issuable upon exercise of warrants). KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
799,408 shares, of which 777,601 are directly owned by KPCB X-A (of which 46,910 shares are issuable upon exercise of warrants) and 21,807 are directly owned by KPCB X-B (of which 1,323 shares are issuable upon exercise of warrants). KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 14167L103	13 G	Page 5 of 9

ITEM 1(A).	NAME OF ISSUER

CareDx, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3260 Bayshore Boulevard
Brisbane, California 94005

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership and KPCB X Associates, LLC, a California limited liability company. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value.

ITEM 2(D)	CUSIP NUMBER

14167L103

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2014:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

CUSIP NO. 14167L103	13 G	Page 6 of 9

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership or operating agreements of the Reporting Persons, as applicable, and the general and limited partners or members of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 14167L103	13 G	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Paul Vronsky
Paul Vronsky, General Counsel

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Paul Vronsky
Paul Vronsky, General Counsel

KPCB X ASSOCIATES, LLC, a California limited liability company

By:	/s/ Paul Vronsky
Paul Vronsky, General Counsel

CUSIP NO. 14167L103	13 G	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP NO. 14167L103	13 G	Page 9 of 9

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2015

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Paul Vronsky
Paul Vronsky, General Counsel

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Paul Vronsky
Paul Vronsky, General Counsel

KPCB X ASSOCIATES, LLC, a California limited liability company

By:	/s/ Paul Vronsky
Paul Vronsky, General Counsel